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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                         FLORAFAX INTERNATIONAL, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                 COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   33982510
         ------------------------------------------------------------
                                 (CUSIP Number)



     WILLIS H. WAGNER, SV CAPITAL MANAGEMENT, INC., 200 CONCORD, SUITE 620,
                  SAN ANTONIO, TEXAS 78216    (210) 930-1251
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                              SEPTEMBER 16, 1996
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                SEC 1746 (12-91)
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                                 SCHEDULE 13D

CUSIP NO. 33982510                                             PAGE 2 OF 4 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          SV Capital Partners, L.P.             74-2761311
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     130,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     130,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      130,000
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      2.10%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      PN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

        This Amendment No. 1 to the Schedule 13D dated June 27, 1996 (the "Schedule") is filed to report the disposition by SV Capital Partners, L.P. of 414,233 shares of Common Stock, $.01 par value ("Common Stock") of Florafax International, Inc., a Delaware corporation (the "Issuer").

Item 5.  Interest in Securities of the Issuer.

        The second paragraph of Item 5 of the Schedule is hereby replaced with the following:

        On September 6, 1996, SVCP presented the Note to the Issuer for conversion of the principal and accrued interest into 414,233 shares of Common Stock at $1.25 per share. All of the 414,233 shares of Common Stock received upon such conversion were subsequently sold to various private purchasers. Based upon the foregoing, SVCP ceased to beneficially own greater than 5% of the Common Stock on or about September 16, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The following sentence is hereby added to the end of the first paragraph of Item 6 of the Schedule:

         On August 13, 1996, the Issuer filed a registration statement on Form S-3 (SEC file no. 333-10057) registering the sale of the shares of Common Stock issuable to SVCP upon conversion of the Note and exercise of the Warrants.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   September 19, 1996              SV CAPITAL PARTNERS, L.P.
     ---------------------

                                        BY:SV Capital Management, Inc., its
                                        general partner


                                        /s/ Willis H. Wagner
                                        ------------------------------------
                                        Willis H. Wagner, Managing Director
                                        and Vice President